Epoch Holding Corporation 640 Fifth Avenue New York, NY 10019 T: (212) 303-7200 www.eipny.com

August 23, 2012

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Mr. Terence O’Brien, Branch Chief

Re:	Epoch Holding Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 6, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 7, 2012
File No. 1-9728

Dear Mr. O’Brien:

We are writing in response to the letter dated August 1, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Epoch Holding Corporation, a Delaware corporation (“Epoch” or the “Company”), with respect to the above referenced filings. For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the Staff’s comments contained in the Comment Letter) and Epoch’s responses immediately follow.

Form 10-K for the year ended June 30, 2011

Management’s Discussion and Analysis, page 30

AUM and Flows, page 36

1.	We note your response to comment 5 in our letter dated June 14, 2012, including the revised table for the changes in AUM that you intend to include in your future periodic reports. Please enhance your presentation of the changes in AUM to include footnotes that explain to investors what the inflows and outflows represent and to note that you include foreign currency fluctuations in the market appreciation/(depreciation) line items.

Response:

In future filings, we will enhance our presentation of the changes in AUM to include footnotes and/or disclosure that explains to investors what the inflows and outflows represent and to note that we include foreign currency fluctuations in the market appreciation/(depreciation) line items.

2.	We note the draft disclosures you provided in response to comment 6 in our letter dated June 14, 2012. As previously requested, please expand upon your analysis of the changes in AUM for each period presented to provide investors with a meaningful understanding of the underlying types of investments and/or strategies that comprise the majority of the positive and negative market performance of your AUM in future filings. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Response:

The Company acknowledges the Staff’s comment and expects its future disclosure will be substantially consistent with the following additional disclosure presentation, which would have been included in its Form 10-K for the fiscal year ended June 30, 2011, to reflect the Staff’s comment:

“All of our investment strategies had significant positive returns in the fiscal year ended June 30, 2011, ranging from approximately 25% to 40%. U.S. Value, U.S. All Cap Value, Global Equity Shareholder Yield and Global Choice comprised the majority of the total market appreciation, primarily as a result of their proportionate shares of total AUM during the period.

All of our investment strategies had positive returns in the fiscal year ended June 30, 2010, ranging from approximately 10% to18%. Global Equity Shareholder Yield, U.S. Value, U.S. All Cap Value and U.S. Smid Cap Value comprised the majority of the total market appreciation, primarily as a result of their proportionate shares of total AUM during the period.

All of our investment strategies suffered negative returns in the fiscal year ended June 30, 2009, ranging from approximately -19% to -34%. U.S. All Cap Value, Global Equity Shareholder Yield, U.S. Value and U.S. Smid Cap Value comprised the majority of the total market depreciation, primarily as a result of their proportionate shares of total AUM during the period.

For further information regarding the performance of our investment strategies and their applicable benchmarks, please see Item I. ‘Performance Highlights’ included in this Annual Report on Form 10-K.”

Results of Operations, page 41

3.	We note the draft disclosures you provided in response to comment 11 in our letter dated June 14, 2012. In future filings, please quantify the impact the change in effective fee rate and the change in AUM had on the investment advisory and management fees recognized for each period presented. Please refer to Items 303(a)(3)(i) and
303(a)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will provide a narrative discussion of the extent to which the change in the investment advisory and management fees recognized is attributable to the change in effective fee rate and the change in AUM for each period presented as required by Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification.

4.	As previously requested in comment 12 in our letter dated June 14, 2012, please quantify the components of employee compensation and related benefits for each period presented in future filings, as this line item represents your most significant cost. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will quantify the components of employee compensation and related benefits for each period presented in accordance with Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification.

Note 17 – Earnings Per Share, page 80

5.	We note your response to comment 19 in our letter dated June 14, 2012. Please revise future filings where appropriate to provide the clarifying information regarding your computation of basic and diluted EPS in accordance with ASC 260-10-45-61A.

Response:

In future filings, we will provide the clarifying information regarding our computation of basic and diluted EPS in accordance with ASC 260-10-45-61A.

Form 10-Q for the fiscal quarter ended March 31, 2012

Note 4 – Other Investments, page 8

6.	We note your response to comment 20 in our letter dated June 14, 2012. In future filings, please revise your disclosures to clarify that the cash inflows and outflows related to the underlying trading securities held by the funds consolidated pursuant to ASC 810-20 are classified as operating cash flows in the statement of cash flows in accordance with ASC 320-10-45-11. Also, please provide the disclosures required by ASC 320-10-50-14 for the trading securities held by the consolidated funds in future filings.

Response:

In future filings, we will revise our disclosures to clarify that the cash inflows and outflows related to the underlying trading securities held by the funds consolidated pursuant to ASC 810-20 are classified as operating cash flows in the statement of cash flows in accordance with ASC 320-10-45-11. Also, we will provide the disclosures required by
ASC 320-10-50-14 for the trading securities held by the consolidated funds, unless such amounts are immaterial.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please call me at (212) 400-4708.

Sincerely,

/s/ Adam Borak

Adam Borak

Chief Financial Officer

cc:	Ms. Jenn Do, U.S. Securities and Exchange Commission
Ms. Tracey Smith, U.S. Securities and Exchange Commission
Mr. Alan Annex, Esq., Greenberg Traurig

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